Exhibit 3.1

AMENDMENT TO THE

AMENDED AND RESTATED

BY-LAWS

OF

HUBSPOT, INC.

(the “Corporation”)

Section 8 of Article VI of the Amended and Restated By-laws of the Corporation (the “By-laws”), is hereby amended and restated in its entirety as follows:

“SECTION 8. Exclusive Jurisdiction of Delaware Courts or the United States District Court for the District of Massachusetts. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or the Certificate or By-laws, or (iv) any action asserting a claim against the Corporation governed by the internal affairs doctrine; provided, however, that this provision does not apply to actions arising under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended. Unless the Corporation consents in writing to the selection of an alternative forum, the United States District Court for the District of Massachusetts shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 8.”